HEALTHSOUTH CORPORATION
3660 Grandview Parkway, Suite 200
Birmingham, AL 35243

February 3, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Request for Acceleration of Effectiveness
HealthSouth Corporation
Registration Statement on Form S-4
File No. 333-209178

Ladies and Gentlemen:

The undersigned, HealthSouth Corporation (the “Company”), pursuant to the provisions of Rule 461 of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 10:00 a.m. Eastern Time on Friday, February 5, 2016, or as soon as practicable thereafter.

On behalf of the Company, the undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Company be notified of such effectiveness by a telephone call to the Company’s counsel, Timothy W. Gregg of Maynard, Cooper & Gale, P.C., who can be reached at (205) 254-1212.

Very truly yours,

HEALTHSOUTH CORPORATION

By:  /s/ Stephen D. Leasure
Name:    Stephen D. Leasure
Title:    Associate General Counsel